EXHIBIT 99.1

News Release	Contact:	Mr. Mark D. Hauptman Vice President and CFO UICI (817) 255-3331
Mr. Chinh Chu Senior Managing Director The Blackstone Group (212) 583-5872
(For Immediate Release)
CONSORTIUM LED BY BLACKSTONE GROUP TO ACQUIRE UICI
     Dallas, Texas, September 15, 2005 — UICI (NYSE: UCI) announced today that its Board of Directors has unanimously approved an agreement by which a group of private equity firms led by The Blackstone Group would acquire UICI in a cash merger at $37.00 per share. The private equity consortium, which includes Goldman Sachs Capital Partners and DLJ Merchant Banking Partners, has committed to invest over $1 billion of equity in the transaction. Management and current employees and agents are expected to invest over $125 million in the transaction.
     William J. Gedwed, UICI’s chief executive officer, said, “This announcement is the culmination of a process that Ron Jensen and our Board initiated in the second half of 2004 to maximize value to shareholders and reposition the Company for the benefit of our agents, employees and policyholders. The transaction has the complete support of the Jensen family, and we believe that it is a ‘win’ for all our stakeholders.” Mr. Gedwed added, “The Board and management were impressed with the premier reputations of Blackstone, Goldman Sachs and DLJ Merchant Banking and their expertise in the health care and insurance sectors. We are excited about the future of UICI under their ownership.”
     “One of the core assets of UICI is our uniquely talented independent agency field force, which now numbers over 4,800 independent agents selling health insurance in 44 states,” commented Troy McQuagge, head of UICI’s Agency Marketing Group. “We believe that the sales force will be fully supportive of the transaction, and, in recognition of their central role in the Company’s past and future success, arrangements will be made to permit our independent agents to continue to invest in UICI and to participate in the Company’s growth going forward,” McQuagge added.
     Chinh Chu, Senior Managing Director of Blackstone, commented: “UICI is a very unique and valuable asset. We are very impressed with UICI’s market leadership, attractive industry fundamentals and strong management. We also believe that the Company’s sales agents are invaluable and provide UICI with a powerful competitive advantage. We look forward to working with the management team to continue to grow the Company in this next chapter.”
     Members of the Jensen family, who together beneficially own approximately 28% of UICI’s stock, entered into agreements supporting the proposed transaction.

     The transaction is subject to receipt of required insurance regulatory approvals, the receipt of approximately $500.0 million in debt financing and satisfaction of other conditions. The parties expect the transaction to close in the first quarter of 2006.
     UICI’s financial advisors were Morgan Stanley and New Vernon Capital LLC, and its legal advisor was Jones Day. The Blackstone-led consortium was advised by JPMorgan and represented by Wachtell, Lipton, Rosen & Katz and Simpson Thacher & Bartlett. JPMorgan, Morgan Stanley, and Goldman Sachs will provide committed financing for the transaction.
     UICI also announced that the UICI Board of Directors elected William J. Gedwed to serve as Chairman of the Board, filling the vacancy left by the death of Ronald L. Jensen on September 2.
About UICI:
     UICI (headquartered in North Richland Hills, Texas) through its subsidiaries offers insurance (primarily health and life) to niche consumer and institutional markets. Through its Self-Employed Agency Division, UICI provides to the individual and self-employed markets health insurance and related insurance products, which are distributed primarily through the Company’s dedicated agency field forces, UGA-Association Field Services and Cornerstone America. Through its Student Insurance Division, UICI provides tailored health insurance programs for students enrolled in universities, colleges and kindergarten through grade twelve. Through its Star HRG Division, UICI markets, administers and underwrites limited benefit insurance plans for entry level, high turnover, hourly employees. Through its Life Insurance Division, UICI offers life insurance products to selected markets. Through its ZON Re USA unit, the Company underwrites, administers and issues accidental death, accidental death and dismemberment (AD&D), accident medical and accident disability insurance policies, both on a primary and on a reinsurance basis. For more information, visit www.uici.net.
About The Blackstone Group:
     The Blackstone Group, a private investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Paris and Mumbai, was founded in 1985. The firm has raised a total of approximately $34 billion for alternative asset investing since its formation. Over $14 billion of that has been for private equity investing, including Blackstone Capital Partners IV, one of the largest institutional private equity funds ever raised at $6.45 billion. In addition to Private Equity Investing, The Blackstone Group’s core businesses are Private Real Estate Investing, Corporate Debt Investing, Marketable Alternative Asset Management, Corporate Advisory, and Restructuring and Reorganization advisory. For more information, visit www.blackstone.com.
About Goldman Sachs:
     Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1991, the GS Capital Partners Funds are part of the firm’s Principal Investment Area in the Merchant Banking Division. Goldman Sachs’ Principal Investment Area has formed 11 investment vehicles aggregating $26 billion of capital to date. With $8.5 billion in committed capital, GS Capital Partners V is the current primary investment vehicle for Goldman Sachs to make privately negotiated equity investments.
About DLJ Merchant Banking Partners:
     DLJ Merchant Banking Partners (DLJMB) is a leading private equity investor that has a 20-year record of investing in leveraged buyouts and related transactions across a broad range of industries. DLJMB, with offices in New York, London, Los Angeles and Buenos Aires, is part of Credit Suisse First Boston’s Alternative Capital Division (ACD), which is one of the largest alternative asset managers in the world, with more than $32 billion of assets under management. ACD is comprised of $24 billion of private equity assets under management across a diverse family of funds, including leveraged buyout funds, mezzanine funds, real estate funds, venture capital funds, fund of funds and secondary funds, as well as approximately $8 billion of assets under management through its leveraged loan and CDO businesses.
Forward Looking Statements
     Some of the matters discussed in this news release may contain forward-looking statements that are subject to certain risks, uncertainties and assumptions including whether and when the transactions contemplated by the merger agreement will be consummated. Such forward-looking statements are intended to be identified in this document by the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “objective”, “plan”, “possible”, “potential” and similar expressions. Actual results may vary materially from those included in the forward-looking statements. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Factors that could cause actual results to differ materially from those included in the forward-looking statements include, but are not limited to, general economic conditions; the result of the review of the proposed merger by various regulatory agencies, approval of the merger by the stockholders of UICI and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; failure of the Company’s regulated insurance company subsidiaries to maintain their current ratings by A.M. Best Company and Fitch, and the other risk factors set forth in the reports filed by the Company with the Securities and Exchange Commission. This press release speaks only as of its date, and UICI disclaims any duty to update the information herein.
Additional Information and Where to Find It
     In connection with the proposed transaction, a proxy statement on Schedule 14A will be filed with the Securities and Exchange Commission. UICI shareholders are encouraged to read the proxy statement and any other relevant documents filed with the Securities and Exchange Commission because they will contain important information about the merger. The final proxy statement will be mailed to shareholders of UICI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov or from UICI Investor Relations at www.uici.net.
Participants in Solicitation
     UICI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning UICI’s participants is set forth in the proxy statement dated April 14, 2005 for UICI’s annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of UICI in the solicitation of proxies in respect of the merger will be included in the proxy statement to be filed with the SEC.
     UICI press releases and other company information are available at UICI’s website located at www.uici.net.